Exhibit 3.1

AMENDMENT NO. 6 TO THE BYLAWS
OF
PHARMACYTE BIOTECH, INC.
July 14, 2023

Pursuant to Article 8 of the Amended and Restated Bylaws (“Bylaws”) of PharmaCyte Biotech, Inc., a corporation organized and existing under the laws of the State of Nevada (“Corporation”), the Corporation hereby certifies that:

ONE: The Bylaws are hereby amended by this Amendment as follows:

Article 4, Section 9 is hereby deleted in its entirety and replaced with the following:

“Section 9. VOTING. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Stockholders are prohibited from cumulating their votes in any election of directors of the Corporation. Directors are elected by a plurality of the votes cast by the Shareholders entitled to vote in the election at a meeting at which a quorum is present.

The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment of rights or to exercise the rights in respect to any such change, conversion or exchange of shares. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, to receive such dividends, distribution or allotment of rights, or to exercise such rights, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. When a determination of a record date is made pursuant to this Section in connection with a meeting of Shareholders, such determination shall apply to any adjournment or postponement of such meeting unless the Board of Directors fixes a new record date for the adjourned or postponed meeting; provided, however, that the Board of Directors must fix a new record date if the meeting is adjourned or postponed more than sixty (60) days after the date of the originally scheduled meeting.

The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.”

TWO: Except as expressly amended by the terms of this Amendment, all the terms and provisions of the Bylaws shall remain in full force and effect, and shall not be deemed modified, altered, or otherwise affected by this Amendment.

THREE: This Amendment has been duly adopted in accordance with the provisions of Article 8 of the Bylaws by the Board of Directors of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its Chief Executive Officer as of the date first written above.

PHARMACYTE BIOTECH, INC.

By:	/s/ Joshua N. Silverman
Joshua N. Silverman, Interim Chief Executive Officer and Interim President